EXHIBIT 99.1

Osisko Development Receives BC Mines Act Permits for Cariboo Gold Project; Environmental Management Act Permits Referred

MONTREAL, Nov. 20, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the approval of the BC Mines Act permits for its 100%-owned Cariboo Gold Project ("Cariboo" or the "Project") located in central British Columbia ("BC"), Canada. The approval of these permits marks an important milestone in enabling the Company to move forward with the construction and operation of the underground Cariboo Gold Project.

"Receipt of the construction and operating permits for the Cariboo Gold Project is a major milestone and monumental achievement for Osisko Development and its stakeholders. It is the culmination of almost five years of extensive discussion and consultation with provincial regulators, Indigenous nations and host communities in ensuring the Project becomes a model for responsible mine development and environmental stewardship that redefines mining for a better future," commented Sean Roosen, Founder, Chairman and CEO.

"As permitting complexity and timelines increase globally, BC's new environmental assessment and permitting framework demonstrates the province's commitment to sustainable mine development relying on a robust consultation process, on predictable, legislated timelines, alongside a clear set of information requirements. We commend all those involved in ensuring the Cariboo Gold Project is successful in navigating this new rigorous review process and in securing key permits for construction and operation."

Lhtako Dené Nation Chief Clifford Lebrun remarked, "The Cariboo Gold Project represents a significant opportunity for Lhtako Dené Nation and we are pleased that it has received its BC Mines Act Permits. The Mine and its surrounding infrastructure is firmly located in our core traditional territory, and we have been active participants at every stage of the project from mineral exploration to the Environmental Assessment and the BC Mines Act Permit. We look forward to a sustainable and growing relationship with Osisko Development as the project proceeds through to operation."

Honourable Jagrup Brar, British Columbia’s Minister of Mining and Critical Minerals, noted, "My congratulations to Osisko Development Corporation for your hard work and collaboration with partners and local communities in reaching this important milestone and obtaining a permit for the Cariboo Gold mine. The first project wholly assessed under the new 2018 Environmental Assessment Act, Cariboo Gold is crucial for BC, creating good jobs and opening up long-term opportunities for local businesses, communities, and First Nations, all while adhering to top-tier environmental protection."

With the key Project construction and operating permits secured, and the remaining Environmental Management Act permits referred to the Statutory Decision Maker of the Ministry of Energy and Climate Solutions – with a decision expected shortly – the Company is advancing discussions, which are active and ongoing, on various funding options, including a comprehensive financing package.

Progress continues on the ongoing bulk sample and underground development in the Lowhee Zone alongside the optimized feasibility study work, which are slated to be completed in Q1 2025 and Q2 2025, respectively. Additionally, work advances on other pre-construction activities, including on certain detailed engineering and project execution work. Execution on these milestones will play a crucial role in ongoing financing discussions.

A formal positive final investment decision and the engagement on a project financing package in the coming months would allow for full-scale construction to commence in the second half of 2025 with a targeted completion date at the end of 2027.

DEVELOPING A GENERATIONAL DISTRICT IN THE CARIBOO REGION

The Cariboo Gold Project is estimated to operate over an initial 12-year mine life, based on the 2023 Cariboo FS (as defined herein), not including any potential future mine life extensions from resource conversion or further exploration success. Key highlights of the Project include:

  Gold production of up to 223 thousand ounces ("koz") per annum during peak operations and averaging 194 koz of gold per annum during Phase 2 at 4,900 tonnes per day;
    Work is advancing on an optimized feasibility study which is expected to be completed in Q2 2025 (see Optimized Feasibility Study);
  Direct employment of approximately 634 workers during the project construction period and up to 488 employees during peak steady-state operations, creating safe and empowering employment for the community;
  Beyond direct job creation, the Project's activities are anticipated to contribute to significant economic development including the creation of ancillary job opportunities among suppliers, various sub-contractors and other groups within the local communities and broader Cariboo region;
  Over the initial 12-year mine life, the Company anticipates investing C$588.4 million in initial and expansion capital costs and C$466.6 million in sustaining capital costs, with the overwhelming majority to be spent locally and in the province of BC;
  Access to the predominantly green hydroelectric BC power grid provides unparalleled opportunities to minimize the Project's carbon footprint by deploying a largely electric equipment fleet, while benefitting from favourable energy pricing at 6.6¢ per kWh (CAD$);
  Low impact mining from deploying ore sorter and roadheader technologies that significantly reduce the carbon footprint by generating fewer waste rock at lower energy intensity relative to other traditional mining operations;
  Significant exploration upside at depth with the current Mineral Reserves and Resources only defined over an average depth of 350 meters from surface, while considerable potential also exists on the broader Cariboo property across a combined 83 km mineralized trend.

CARIBOO GOLD PROJECT PERMITS

Following a robust and rigorous review process by a dedicated Mine Review Committee, set up by the Major Mines Office, the Company received or referred the following permits for the Cariboo Gold Project:

  M-247 – Mines Act permit for the Mine Site Complex and Bonanza Ledge (received);
  M-198 – Mines Act permit for the QR Mill (received);
  PE-111511 - Environmental Management Act Permit for the Mine Site Complex (referred);
  PE-12601 - Environmental Management Act Permit for QR Mill (referred); and
  PE-17876 - Environmental Management Act Permit for Bonanza Ledge (referred).

The Mines Act permits grant the Company the ability to proceed with the construction, operation and reclamation activities on each of the site boundaries, as outlined within the scope of the Project. The Environmental Management Act permits pertain to any Project-related discharge activities to the environment, including water and air, and the framework and limitations thereof, within the areas outside of the immediate mine site boundaries.

Work is ongoing with the Ministry of Water, Land and Resource Stewardship and the Ministry of Forests, which is tracking well, on obtaining all necessary approvals for the construction of the transmission line.

INDIGENOUS NATIONS

The Company is committed to advancing collaborative partnerships with Indigenous nations related to the Project as evidenced by years of extensive consultation and the signing and ongoing implementation of the participation agreements with each of the Lhtako Dené Nation in 2020 and the Williams Lake First Nation in 2022. The Company is working towards an agreement with the Xatśūll First Nation, with whom it continues to engage and consult. This includes good faith and reasonable offers for financial and other benefits along substantially similar frameworks as those agreed to by Lhtako Dené Nation and Williams Lake First Nation.

The Company is dedicated to developing a modern, safe and sustainable operation at the Cariboo Gold Project, and remains committed to engaging in constructive dialogue to ensure all Indigenous nations and stakeholders benefit from the development of the Project, whilst ensuring it remains viable.

OPTIMIZED FEASIBILITY STUDY

The Company is advancing work on an optimized feasibility study ("OFS") for the Cariboo Gold Project, which is anticipated to be completed in Q2 2025. The scope of the OFS will take into account and include, among other things, certain mining and processing flowsheet optimizations including improvements to the flotation circuit, an accelerated development timeline directly to 4,900 tonnes per day throughput, updated metal price and foreign exchange assumptions, and updated operating and capital cost estimates to reflect the current environment. The OFS work follows the framework set out in the existing ongoing permitting process.

BULK SAMPLE AND UNDERGROUND DEVELOPMENT UPDATE

In Q1 2024, under an existing provincial permit, the Company commenced an underground development drift from the existing Cow Portal into the Cariboo Gold Project's mineral deposit at the Lowhee Zone. The objective of the bulk sample work program is to develop into the ore body and extract a 10,000 tonne bulk sample of mineralized material for mining, ore sorting and processing testing.

  For the development of the underground drift the Company has been utilizing a combination of continuous mining using a fully-electric Sandvik roadheader, which has been performing favorably, and traditional drilling and blasting.
  To date, approximately 1,083 meters of development has been completed or approximately 92%, with another 89 meters remaining to reach the target area.
  The Company anticipates completing the bulk sample program and release the results thereof in Q1 2025.

Figure 1: Bulk sample location and ramp progress (November 17, 2024).

Figure 2: Main decline ramp overall view (left) and development of Lowhee top sill access for stope extraction (right).

Figure 3: Visible sulfide mineralization within the bulk sample stope area development.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Daniel Downton, P.Geo., Chief Resource Geologist of Osisko Development, a "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Reports

Information relating to the Cariboo Gold Project and the current feasibility on the Cariboo Gold Project and the assumptions, qualifications and limitations thereof is supported by the technical report titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022 prepared for the Company by independent representatives BBA Engineering Ltd. and supported by independent consulting firms, including InnovExplo Inc., SRK Consulting (Canada) Inc., Golder Associates Ltd. (amalgamated with WSP Canada Inc. on January 1, 2023, to form WSP Canada Inc.), WSP USA Inc., Falkirk Environmental Consultants Ltd., Klohn Crippen Berger Ltd., KCC Geoconsulting Inc., and JDS Energy & Mining Inc. (the " 2023 Cariboo FS"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the significance of regional exploration potential; the ability of the Company to complete the OFS and the scope, results and timing of thereof; progress in respect of pre-construction activities at Cariboo; the potential for unknown mineralized structures to extend existing zones of mineralization; category conversion; the timing and status of permitting; future consultation efforts between Osisko Development and Xatśūll First Nation; the future development and operations at the Cariboo Gold Project; the results of ongoing stakeholder engagement; the capital resources available to the Company; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding; the ability of the Company to obtain future financing and the terms of such financing including a fully-funded solution for the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the ability and timing for Cariboo to reach commercial production (if at all); sustainability and environmental impacts of operations at the Company's properties; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, management's understanding of the permitting process and status thereof, the ability of exploration (including drilling and chip sampling assays, and face sampling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by the government, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act permits reviewed by the courts, the Company does not expect that such a review will impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2023 as well as the financial statements and MD&A for the year ended December 31, 2023, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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